UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number:  001-39034

BELLUS HEALTH INC.

(Name of registrant)

275 Armand-Frappier Blvd.
Laval, Québec
H7V 4A7
Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐	Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELLUS Health Inc.

Date: December 13, 2021	By:	/s/ Ramzi Benamar
Name: Ramzi Benamar
Title: Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	News Release dated December 13, 2021. BELLUS Health Announces Positive Topline Results from its Phase 2b SOOTHE Trial of BLU-5937 for the Treatment of Refractory Chronic Cough.